Exhibit 3.2

CERTIFICATE OF AMENDMENT OF

THE AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION OF

ACLARA BIOSCIENCES, INC.,

a Delaware corporation

The undersigned, Joseph M. Limber, hereby certifies that:

1. He is the duly elected and acting President of ACLARA BioSciences, Inc., a Delaware corporation.

2. The Certificate of Incorporation of this corporation was originally filed with the Secretary of State of Delaware on April 12, 1995 and was amended on May 4, 1995, on November 30, 1995, on October 30, 1996, on April 15, 1997, on December 15, 1997, on March 24, 1998, on July 1, 1998, on January 11, 1999, on March 19, 1999, on September 27, 1999, on December 30, 1999, on February 16, 2000 and March 14, 2000.

3. This Certificate of Amendment has been duly adopted by this corporation’s Board of Directors and stockholders in accordance with the applicable provisions of Section 242 of the General Corporation Law of the State of Delaware, and the corporation’s stockholders have given their written consent in accordance with Section 228 of the General Corporation Law of the State of Delaware.

4. Article IV of the Certificate of Incorporation shall be amended and restated to read in its entirely as follows:

“(a) This Corporation is authorized to issue two classes of shares to be designated respectively Common Stock and Preferred Stock. The total number of shares of Common Stock this Corporation shall have authority to issue is 150,000,000, par value $0.001 per share, and the total number of shares of Preferred Stock this Corporation shall have authority to issue is 15,000,000, par value $0.001 per share.

(b) The Preferred Stock may be issued in one or more series, each series to be appropriately designated by a distinguishing letter or title, prior to the issue of any shares thereof. The Board of Directors is hereby authorized, by filing a certificate (a “Preferred Stock Designation”) pursuant to the Delaware General Corporation Law, to fix or alter from time to time the designation, powers, preferences and rights (voting or otherwise) granted upon, and the qualifications, limitations or restrictions of, any wholly unissued series of Preferred Stock, and to establish from time to time the number of shares constituting any such series or any of them; and to increase or decrease the number of shares of any series subsequent to the issuance of shares of that series, but not below the number of shares of such series then outstanding. In case the number of shares of any series shall be decreased in accordance with the foregoing sentence, the shares constituting such decrease shall resume the status that they had prior to the adoption of the resolution originally fixing the number of shares of such series.”

5. The first sentence of Article VI of the Certificate of Incorporation shall be amended and restated to read in its entirety as follows:

“The Board of Directors shall have that number of directors set out in the Bylaws of the Corporation as adopted or as set from time to time by a duly adopted amendment thereto by the Directors or stockholders of the Corporation.”

6. Article VIII of the Certificate of Incorporation shall be amended and restated to read in its entirety as follows:

“No action shall be taken by the stockholders except at an annual or special meeting of stockholders. The stockholders may not take action by written consent.”

7. All other provisions of the Amended and Restated Certificate shall remain in full force and effect.

IN WITNESS WHEREOF, the undersigned has caused this Certificate of Amendment to be duly executed at Mountain View, California, this 24 day of March, 2000.

ACLARA BIOSCIENCES, INC.,
a Delaware corporation

By:	/s/ Joseph M. Limber
Joseph M. Limber
President